UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities and Exchange Act of 1934
(Amendment No. ___)

Coca-Cola Enterprises, Inc.
(Name of Issuer)

Common Stock
(Title of Class Securities)

19122T109
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13-d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	19122T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	Summerfield K. Johnston, Jr.

2.	Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
	United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	10,787,903
	6.	Shared Voting Power	6,516,781
	7.	Sole Dispositive Power	10,787,903
	8.	Shared Dispositive Power	6,516,781

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		17,304,684

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9)		6.77%

12.	Type of Reporting Person
	IN

Item 1.
	(a)	Name of Issuer: Coca-Cola Enterprises, Inc.

	(b)	Address of issuer's principal executive offices:
2500 Windy Ridge Parkway, NW, 14th Floor Atlanta, GA 30339
Item 2
	(a)	Name of Person Filing: Summerfield K. Johnston, Jr.

	(b)	Address of Principal Business Office:
600 Krystal Building One Union Square Chattanooga, TN 37402

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 19122T109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	☐	Broker or dealer registered under Section 15 of the Act;

	☐	Bank as defined in Section 3 (a) (6) of the Act;

	☐	Insurance company as defined in Section 3 (a) (19) of the Act;

	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	☐	An investment adviser in accordance with Rule 13d-1 (b) (1) (ii) (E);

	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F);

	☐	A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G);

	☐	A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	☐	A church plan that is excluded from the definition of an investment company under section 3 (c) (14) of the Investment Company Act of 1940;

	☐	A non-U.S. institution in accordance with Rule 240.13d-1 (b) (1) (ii) (J);

	☐	Group, in accordance with Rule 240.13d-1 (b) (1) (ii) (K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1 (b) (1) (ii) (J), please specify the type of institution:
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 17,304,684

	(b)	Percent of class: 6.77%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 10,787,903

(ii) Shared power to vote or to direct the vote: 6,516,781

(iii) Sole power to dispose or to direct the disposition of: 10,787,903

(iv) Shared power to dispose or to direct the disposition of: 6,516,781

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):
(a)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 26, 2014

Signature:	/s/ Summerfield K. Johnston, Jr.

Name:	Summerfield K. Johnston, Jr.